Ropes & Gray LLP
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WRITER’S DIRECT DIAL NUMBER: (202) 508-4732
April 19, 2010
VIA EDGAR
Mr. Vincent Di Stefano
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Registrant:	BB&T Funds
	File Nos.:	033-49098 and 811-06719
	Filing Type:	Post-Effective Amendment No. 65 to the Registration Statement on Form N-1A
	Filing Date:	February 26, 2010
Dear Mr. Di Stefano:
     This letter is in response to oral comments provided to the undersigned by Mr. Vincent Di Stefano of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the post-effective amendment to the registration statement (the “Registration Statement”) of the BB&T Funds (the “Trust”) with respect to its series, BB&T Equity Index Fund (the “Fund”), filed on February 26, 2010. These comments and the responses thereto are set forth below.
     Per your request, the Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement, and that Staff comments or changes in response to Staff comments with respect to the Trust’s Registration Statement do not foreclose the Commission from taking any action with respect to the filing. The Trust hereby represents that it will not use the comment process between such Trust and the Commission with respect to the Registration Statement as a defense in any securities-related litigation against the Trust. This representation should not be construed as a confirmation that there is or is not, in fact, an inquiry or investigation or other matter involving the Trust.

Mr. Vincent Di Stefano	April 19, 2010

Comment 1:	The Annual Fund Operating Expenses Table appears to include line items for “Fee Waiver of Expense Reimbursement” and “Total Annual Fund Operating Expenses After Fee Waiver or Expense Reimbursement” with respect to Class A, Class B, and Class C Shares. The corresponding footnote does not disclose any fee waivers with respect to Class B or Class C Shares. Please clarify.

Response:	Footnote 3 has been moved to clarify that it is only applicable to Class A Shares.

Comment 2:	Please remove footnote 2 to the Annual Fund Operating Expenses Table.

Response:	The requested change has been made.

Comment 3:	Please clarify whether the contractual distribution and shareholder service (12b-1) fee limitation can be terminated only by the Fund. In addition, if the limitation may be terminated by the Board, please so state. Please specify the circumstances under which the limitation may be terminated.

Response:	The footnote correctly states that only the Fund can terminate the limitation during the period for which it is in effect.

Comment 4:	If the Fund does not charge sales charges on reinvested dividends and other distributions, please remove the following sentence from the paragraph following the Example: “The Example does not reflect sales charges (loads) on reinvested dividends and other distributions.”

Response:	The Fund does not charge sales charges on reinvested dividends. The sentence has been removed.

Comment 5:	The Principal Strategy section states that “[t]he percentage of the Fund’s assets invested in a given stock is approximately the same as the percentage such stock represents in the S&P 500® Index.” Please clarify why the term “approximately” is used.

Response:	The word “approximately” is used because, from time to time, there may be slight differences between the Fund’s holdings and those of the S&P 500® Index.

Comment 6:	In the Principal Risks section, please include disclosure on the duplication of expenses caused by the master-feeder fund structure, if appropriate.

Response:	In accordance with Instruction 1(d)(i) to Item 3 of Form N-1A, a footnote has been added to the Shareholder Fees and Annual Fund Operating Expenses tables and the Example stating that the information provided reflects the expenses of both the Master Portfolio and the Fund. In addition, disclosure regarding the effect of the Fund’s master-feeder structure on Fund expenses in the “Additional Investment Strategies and Risks” section of the Fund’s prospectus has been enhanced as follows (new disclosure bolded):

Master/Feeder Fund Expenses. The feeder funds that invest in the Master Portfolio bear the Master Portfolio’s expenses in proportion to the amount of assets each invests in the Portfolio. Each feeder can set its own transaction minimums, fund-specific

Mr. Vincent Di Stefano	April 19, 2010

expenses, and conditions. Because the Fund invests all of its assets in the Master Portfolio, the Fund and its shareholders will bear the fees and expenses for the Fund and the Master Portfolio, with the result that the Fund’s expenses may be higher than those of other mutual funds that invest directly in securities.

Comment 7:	In the Average Annual Total Returns Table, please delete the phrase “Return Before Taxes” with respect to Class B and Class C Shares.

Response:	The requested change has been made.

Comment 8:	Please delete footnote 1 to the Average Annual Total Returns Table.

Response:	The requested change has been made.

Comment 9:	Please remove the second sentence of footnote 3 to the Average Annual Total Returns table and move the first sentence to the end of footnote 2.

Response:	The requested change has been made.

Comment 10:	To the extent appropriate, please add disclosure called for by Item 5 of Form N-1A with respect to the Fund in the Management section.

Response:	The following footnote has been added in the Management section of the summary section, after “Portfolio Managers”:

1. The Fund invests all of its assets directly in the Master Portfolio, for which BFA serves as investment adviser. Mss. Hsiung and Hsui and Messrs. Savage, Corallo, and Bliss, employees of BFA, are responsible for coordinating the portfolio management of the Master Portfolio.

Comment 11:	Please remove the second sentence of the Purchase and Sale of Fund Shares section, including all bullet points.

Response	The requested change has been made by deleting the disclosure and moving it into the Fund’s statutory prospectus. A cross-reference has been added to refer shareholders to the applicable information in the statutory prospectus.

Comment 12:	In the Additional Investment Strategies and Risks section, please distinguish between “Principal Strategies” and “Non-Principal Strategies” by using headers. In addition, please confirm that all principal strategies are summarized in the “Principal Strategies” section of the summary section. Please confirm that there is a principal risk listed for every principal strategy, and vice versa.

Response:	The requested change has been made, and the Fund hereby makes the requested confirmations.

Comment 13:	“Credit Risk” is listed as a non-principal risk of the Fund. Does the Fund invest in debt?

Response:	The Fund does not invest in debt.

Comment 14:	Please confirm that “Derivatives Risk” is not a principal risk of the Fund.

Mr. Vincent Di Stefano	April 19, 2010

Response:	“Derivatives Risk” is not considered a principal risk of the Fund.

Comment 15:	Please clarify whether the information in the “How NAV is Calculated” section applies to the Fund or the Master Portfolio.

Response:	The first sentence in the “How NAV is Calculated” section has been revised as follows (new disclosure bolded):

The per share net asset value (“NAV”) of the Fund is calculated by adding the total value of the Fund’s investments and other assets, subtracting all of its liabilities and then dividing that figure by the number of outstanding shares of the Fund.

In addition, the last paragraph in the “How NAV is Calculated” section has been revised as follows (new disclosure bolded):

The Fund intends to invest all of its assets in the Master Portfolio, in which case the Fund’s net asset value is calculated based upon the net asset value of the Master Portfolio. The registration statement for the Master Portfolio explains the circumstances under which it will use fair value pricing and the effects of using fair value pricing. To the extent that the Fund holds other securities, the Fund’s securities are generally valued at current market prices. If market quotations are not readily available, or if available market quotations are determined not to be reliable, or if a security’s value has been materially affected by events occurring after the close of trading on the exchange or market on which the security is traded, but before the Fund’s NAV is calculated, prices will be based on fair value as determined by BB&T Funds’ Pricing Committee (the “Pricing Committee”) pursuant to procedures established by BB&T Funds’ Board of Trustees. For further information regarding the methods used in valuing the Fund’s investments, please see “Additional Information — Fair Value Pricing Policies” on page [   ].

Comment 16:	In the Fundamental Policies of the Fund section of the Statement of Additional Information, please provide additional clarification regarding limitations under the Investment Company Act of 1940, as amended (the “1940 Act”) with respect to Policies 3 through 6.

Response:	The Fund respectfully declines to make the requested change. As required by the 1940 Act, the Fund’s Statement of Additional Information describes the Fund’s policies with respect to issuing senior securities, borrowing money, underwriting securities of other issuers, and purchasing or selling real estate or commodities includes. The Fund’s Statement of Additional Information also discloses the Master Portfolio’s policies with respect to these investment activities. In light of the Fund’s master-feeder structure and the fact that the Fund invests all of its assets in the Master Portfolio, however, the Fund presently does not intend to engage in such investment activities and believes that such additional disclosure could be confusing to investors.
If you have any further questions or comments, please do not hesitate to call me at (202) 508-4732.

Sincerely,
/s/ Molly Moore
Molly Moore

cc:	Alan G. Priest, Esq. Alyssa Albertelli, Esq.